MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE:TELMEX QUARTER: 3 YEAR:2002

TELEFONOS DE MEXICO, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT

AT SEPTEMBER 30 OF 2002 AND 2001

(Thousands of Pesos) CONSOLIDATED

Final printing
REF		QUARTER OF PRESENT		QUARTER OF PREVIOUS
S	CONCEPTS	FINANCIAL YEAR		FINANCIAL YEAR
		Amount	%	Amount	%
1	TOTAL ASSETS	170,654,567	100	163,173,149	100
2	CURRENT ASSETS	42,871,092	25	33,858,172	21
3	CASH AND SHORT-TERM INVESTMENTS	20,644,323	12	7,525,154	5
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	18,104,364	11	19,979,607	12
5	OTHER ACCOUNTS AND DOCUMENTS RECIVABLE	2,703,388	2	3,817,259	2
6	INVENTORIES	0	0	0	0
7	OTHER CURRENT ASSETS	1,419,017	1	2,536,152	2
8	LONG - TERM	971,489	1	2,494,722	2
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	926,430	1	1,347,659	1
11	OTHER INVESTMENTS	45,059	0	1,147,063	1
12	PROPERTY, PLANT AND EQUIPMENT	117,335,617	69	114,909,359	70
13	PROPERTY	0	0	0	0
14	MACHINERY AND INDUSTRIAL	253,226,376	148	233,649,521	143
15	OTHER EQUIPMENT	0	0	0	0
16	ACCUMULATED DEPRECIATION	142,254,879	83	129,762,050	80
17	CONSTRUCTION IN PROCESS	6,364,120	4	11,021,888	7
18	DEFERRED ASSETS (NET)	801,508	0	1,448,902	1
19	OTHER ASSETS	8,674,861	5	10,461,994	6
20	TOTAL LIABILITIES	108,524,566	100	108,200,359	100
21	CURRENT LIABILITIES	27,866,103	26	39,236,602	36
22	SUPPLIERS	0	0	0	0
23	BANK LOANS	5,992,693	6	14,495,988	13
24	STOCK MARKET LOANS	5,065,067	5	10,139,353	9
25	TAXES TO BE PAID	3,776,148	3	1,317,944	1
26	OTHER CURRENT LIABILITIES	13,032,195	12	13,283,317	12
27	LONG - TERM LIABILITIES	60,442,466	56	48,471,577	45
28	BANK LOANS	27,575,716	25	23,408,522	22
29	STOCK MARKET LOANS	32,866,750	30	25,063,055	23
30	OTHER LOANS	0	0	0	0
31	DEFERRED LOANS	15,220,304	14	13,602,315	13
32	OTHER LIABILITIES	4,995,693	5	6,889,865	6
33	CONSOLIDATED STOCK HOLDERS' EQUITY	62,130,001	100	54,972,790	100
34	MINORITY INTEREST	0	0	0	0
35	MAJORITY INTEREST	62,130,001	100	54,972,790	100
36	CONTRIBUTED CAPITAL	38,173,699	61	38,848,378	71
37	PAID-IN CAPITAL STOCK (NOMINAL)	321,285	1	332,320	1
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	27,050,258	44	27,712,999	50
39	PREMIUM ON SALES OF SHARES	10,802,156	17	10,803,059	20
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	CAPITAL INCREASE (DECREASE)	23,956,302	39	16,124,412	29
42	RETAINED EARNINGS AND CAPITAL RESERVE	72,275,648	116	66,342,237	121
43	REPURCHASE FUND OF SHARES	0	0	0	0
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY	(62,379,666)	(100)	(68,349,991)	(124)
45	NET INCOME FOR THE YEAR	14,060,320	23	18,132,166	33

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE:TELMEX QUARTER: 3 YEAR:2002

TELEFONOS DE MEXICO, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Pesos)

Final printing
REF		QUARTER OF PRESENT		QUARTER OF PREVIOUS
S	CONCEPTS	FINANCIAL YEAR		FINANCIAL YEAR
		Amount	%	Amount	%
3	CASH AND SHORT- TERM INVESTMENTS	20,644,323	100	7,525,154	100
46	CASH	1,328,328	6	642,581	9
47	SHORT-TERM INVESTMENTS	19,315,995	94	6,882,573	91

18	DEFERRED ASSETS (NET)	801,508	100	1,448,902	100
48	AMORTIZED OR REDEEMED EXPENSES	604,168	75	732,871	51
49	GOODWILL	197,340	25	716,031	49
50	DEFERRED TAXES	0	0	0	0
51	OTHERS	0	0	0	0

21	CURRENT LIABILITIES	27,866,103	100	39,236,602	100
52	FOREIGN CURRENCY LIABILITIES	5,988,338	21	7,627,732	19
53	MEXICAN PESOS LIABILITIES	21,877,765	79	31,608,870	81

24	STOCK MARKET LOANS	5,065,067	100	10,139,353	100
54	COMMERCIAL PAPER	5,065,067	100	10,139,353	100
55	CURRENT MATURITIES OF MEDIUM TERM NOTES	0	0	0	0
56	CURRENT MATURITIES OF BONDS	0	0	0	0

26	OTHER CURRENT LIABILITIES	13,032,195	100	13,283,317	100
57	OTHER CURRENT LIABILITIES WITH COST	0	0	0	0
58	OTHER CURRENT LIABILITIES WITHOUT COST	13,032,195	100	13,283,317	100

27	LONG - TERM LIABILITIES	60,442,466	100	48,471,577	100
59	FOREIGN CURRENCY LIABILITIES	51,691,080	86	47,937,140	99
60	MEXICAN PESOS LIABILITIES	8,751,386	14	534,437	1

29	STOCK MARKET LOANS	32,866,750	100	25,063,055	100
61	BONDS	32,866,750	100	25,063,055	100
62	MEDIUM TERM NOTES	0	0	0	0

30	OTHER LOANS	0	0	0	0
63	OTHER LOANS WITH COST	0	0	0	0
64	OTHER LOANS WITHOUT COST	0	0	0	0

31	DEFERRED LOANS	15,220,304	100	13,602,315	100
65	NEGATIVE GOODWILL	0	0	0	0
66	DEFERRED TAXES	12,979,517	85	11,995,649	88
67	OTHERS	2,240,787	15	1,606,666	12

32	OTHER LIABILITIES	4,995,693	100	6,889,865	100
68	RESERVES	4,995,693	100	6,889,865	100
69	OTHERS LIABILITIES	0	0	0	0

44	EXCESS (SHORTFALL) IN RESTATEMENTS OF STOCK HOLDERS' EQUITY	(62,379,666)	100	(68,349,991)	100
70	ACCUMULATED INCOME DUE TO MONETARY POSITION	(12,231,372)	20	(12,353,222)	18
71	INCOME FROM NON-MONETARY POSITION ASSETS	(50,148,294)	80	(55,996,769)	82

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE:TELMEX QUARTER: 3 YEAR:2002

TELEFONOS DE MEXICO, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT

OTHER CONCEPTS

(Thousands of Pesos)

Final printing
REF		QUARTER OF PRESENT	QUARTER OF PREVIOUS
S	CONCEPTS	FINANCIAL YEAR	FINANCIAL YEAR
		Amount	Amount

72	WORKING CAPITAL	15,004,989	(5,378,430)
73	PENSIONS FUND AND SENIORITY PREMIUMS	4,995,693	6,889,865
74	EXECUTIVES (*)	139	148
75	EMPLOYERS (*)	12,004	12,528
76	WORKERS (*)	52,228	54,550
77	CIRCULATION SHARES (*)	12,851,401,331	13,292,797,020
78	REPURCHASED SHARES (*)	313,446,337	717,202,980

(*)	THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE:TELMEX QUARTER: 3 YEAR:2002

TELEFONOS DE MEXICO, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT

FROM JANUARY 1st TO SEPTEMBER 30 OF 2002 AND 2001

(Thousands of Pesos)

Final printing
REF		QUARTER OF PRESENT		QUARTER OF PREVIOUS
R	CONCEPTS	FINANCIAL YEAR		FINANCIAL YEAR
		Amount	%	Amount	%
1	NET SALES	82,162,421	100	86,053,879	100
2	COST OF SALES	42,027,060	51	40,914,371	48
3	GROSS INCOME	40,135,361	49	45,139,508	52
4	OPERATING	11,732,625	14	12,678,176	15
5	OPERATING INCOME	28,402,736	35	32,461,332	38
6	TOTAL FINANCING COST	5,579,085	7	1,926,548	2
7	INCOME AFTER FINANCING COST	22,823,651	28	30,534,784	35
8	OTHER FINANCIAL OPERATIONS	0	0	0	0
9	INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING	22,823,651	28	30,534,784	35
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	8,619,437	10	12,049,620	14
11	NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING	14,204,214	17	18,485,164	21
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	(143,894)	0	(352,998)	0
13	CONSOLIDATED NET INCOME OF CONTINUOUS OPERATIONS	14,060,320	17	18,132,166	21
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS	14,060,320	17	18,132,166	21
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	NET CONSOLIDATED INCOME	14,060,320	17	18,132,166	21
19	NET INCOME OF MINORITY INTEREST	0	0	0	0
20	NET INCOME OF MAJORITY INTEREST	14,060,320	100	18,132,166	100

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE:TELMEX QUARTER: 3 YEAR:2002

TELEFONOS DE MEXICO, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Pesos)

Final printing
REF		QUARTER OF PRESENT		QUARTER OF PREVIOUS
R	CONCEPTS	FINANCIAL YEAR		FINANCIAL YEAR
		Amount	%	Amount	%

1	NET SALES	82,162,421	100	86,053,879	100
21	DOMESTIC	79,969,965	97	84,269,311	98
22	FOREIGN	2,192,456	3	1,784,568	2
23	TRANSLATED INTO DOLLARS (***)	226,105	0	179,121	0

6	TOTAL FINANCING COST	5,579,085	100	1,926,548	100
24	INTEREST PAID	4,659,777	84	5,116,943	266
25	EXCHANGE LOSSES	3,755,702	67	52,184	3
26	INTEREST EARNED	754,709	14	1,432,518	74
27	EXCHANGE PROFITS	0	0	0	0
28	GAIN DUE TO MONETARY POSITION	(2,081,685)	(37)	(1,810,061)	(94)

8	OTHER FINANCIAL OPERATIONS	0	0	0	0
29	OTHER NET EXPENSES (INCOME) NET	0	0	0	0
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	0	0	0	0

10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	8,619,437	100	12,049,620	100
32	INCOME TAX	8,000,132	93	8,632,250	72
33	DEFERED INCOME TAX	(1,597,530)	(19)	982,994	8
34	WORKERS' PROFIT SHARING	2,216,835	26	2,434,376	20
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS.

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE:TELMEX QUARTER: 3 YEAR:2002

TELEFONOS DE MEXICO, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT

OTHER CONCEPTS

(Thousands of Pesos)

Final printing
REF		QUARTER OF PRESENT	QUARTER OF PREVIOUS
R	CONCEPTS	FINANCIAL YEAR	FINANCIAL YEAR
		Amount	Amount

36	TOTAL SALES	82,162,420	86,053,878
37	NET INCOME OF THE YEAR	0	0
38	NET SALES (**)	111,282,544	115,572,571
39	OPERATION INCOME (**)	40,253,700	45,462,852
40	NET INCOME OF MAJORITY INTEREST (**)	20,371,433	27,095,464
41	NET CONSOLIDATED INCOME (**)	20,371,433	27,095,464

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED.

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE:TELMEX QUARTER: 3 YEAR:2002

TELEFONOS DE MEXICO, S.A. DE C.V.

STATEMENT OF CHANGES IN FINANCIAL POSITION

FROM JANUARY THE 1st TO SEPTEMBER 30 OF 2002 AND 2001

(Thousands of Pesos)

Final printing
REF		QUARTER OF PRESENT	QUARTER OF PREVIOUS
C	CONCEPTS	FINANCIAL YEAR	FINANCIAL YEAR
		Amount	Amount

1	CONSOLIDATED NET INCOME	14,060,320	18,132,166
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	13,545,313	15,990,728
3	CASH FLOW FROM NET INCOME OF THE YEAR	27,605,633	34,122,894
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	(1,527,158)	(2,575,390)
5	CASH GENERATED (USED) IN OPERATING ACTIVITIES	26,078,475	31,547,504
6	CASH FLOW FROM EXTERNAL FINANCING	(1,059,031)	(7,724,067)
7	CASH FLOW FROM INTERNAL FINANCING	(10,288,889)	(17,431,032)
8	CASH FLOW GENERATED (USED) BY FINANCING	(11,347,920)	(25,155,099)
9	CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES	(3,985,601)	(13,534,349)
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	10,744,954	(7,141,944)
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	9,899,369	14,667,098
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	20,644,323	7,525,154

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE:TELMEX QUARTER: 3 YEAR:2002

TELEFONOS DE MEXICO, S.A. DE C.V.

STATEMENT OF CHANGES IN FINANCIAL POSITION

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Pesos)

Final printing
REF		QUARTER OF PRESENT	QUARTER OF PREVIOUS
C	CONCEPTS	FINANCIAL YEAR	FINANCIAL YEAR
		Amount	Amount
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	13,545,313	15,990,728
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	14,888,747	14,654,737
14	+(-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	0	0
15	+(-) NET LOSS (PROFIT) IN MONEY EXCHANGE	0	0
16	+(-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+(-) OTHER ITEMS	(1,343,434)	1,335,991

4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	(1,527,158)	(2,575,390)
18	+(-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	(447,815)	(4,083,815)
19	+(-) DECREASE (INCREASE) IN INVENTORIES	0	0
20	+(-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	579,413	2,351,796
21	+(-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT	0	0
22	+(-) INCREASE (DECREASE) IN OTHER LIABILITIES	(1,658,756)	(843,371)

6	CASH FLOW FROM EXTERNAL FINANCING	(1,059,031)	(7,724,067)
23	+ SHORT-TERM BANK AND STOCK MARKET FINANCING	7,405,489	49,275,265
24	+ LONG-TERM BANK AND STOCK MARKET FINANCING	165,967	770,574
25	+ DIVIDEND RECEIVED	0	0
26	+ OTHER FINANCING	4,016,688	0
27	(-) BANK FINANCING AMORTIZATION	(11,859,691)	(54,250,917)
28	(-) STOCK MARKET AMORTIZATION	(787,484)	(976,082)
29	(-) OTHER FINANCING AMORTIZATION	0	(2,542,907)

7	CASH FLOW FROM INTERNAL FINANCING	(10,288,889)	(17,431,032)
30	+(-) INCREASE (DECREASE) IN CAPITAL STOCKS	(479,657)	(1,128,685)
31	(-) DIVIDENS PAID	(5,335,605)	(5,257,292)
32	+ PREMIUM ON SALE OF SHARES	0	0
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	(4,473,627)	(11,045,055)

9	CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES	(3,985,601)	(13,534,349)
34	+(-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF PERMANENT NATURE	(74,365)	(747,468)
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(4,231,273)	(13,927,314)
36	(-) INCREASE IN CONSTRUCTIONS IN PROCESS	0	0
37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+(-) OTHER ITEMS	320,037	1,140,433

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE:TELMEX QUARTER: 3 YEAR:2002

TELEFONOS DE MEXICO, S.A. DE C.V.

RATIOS

Final printing
REF		QUARTER OF PRESENT		QUARTER OF PREVIOUS
P	CONCEPTS	FINANCIAL YEAR		FINANCIAL YEAR
		Amount		Amount
	YIELD
1	NET INCOME TO NET SALES	17.11%		21.07%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	32.79%		49.29%
3	NET INCOME TO TOTAL ASSETS ( **)	11.94%		16.61%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	21.83%		18.33%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	14.81%		9.98%
	ACTIVITY
6	NET SALES TO NET ASSETS (**)	0.65	times	0.71	times
7	NET SALES TO FIXED ASSETS (**)	0.95	times	1.01	times
8	INVENTORIES ROTATION (**)	0.00	times	0.00	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	52	days	55	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	9.54%		11.98%
	LEVERAGE
11	TOTAL LIABILITIES TO TOTAL ASSETS	63.59%		66.31%
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	1.75	times	1.97	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	53.15%		51.35%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	51.51%		42.18%
15	OPERATING INCOME TO INTEREST PAID	6.10	times	6.34	times
16	NET SALES TO TOTAL LIABILITIES (**)	1.03	times	1.07	times
	LIQUIDITY
17	CURRENT ASSETS TO CURRENT LIABILITIES	1.54	times	0.86	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	1.54	times	0.86	times
19	CURRENT ASSETS TO TOTAL LIABILITIES	0.40	times	0.31	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	74.08%		19.18%
	CASH FLOW
21	CASH FLOW FROM NET INCOME TO NET SALES	33.60%		39.65%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	(1.86)%		(2.99)%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	5.60	times	6.17	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	9.33%		30.71%
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	90.67%		69.29%
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	106.16%		102.90%

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE:TELMEX QUARTER: 3 YEAR:2002

TELEFONOS DE MEXICO, S.A. DE C.V.

DATA PER SHARE

CONSOLIDATED FINANCIAL STATEMENT

Final printing
REF		QUARTER OF PRESENT		QUARTER OF PREVIOUS
D	CONCEPTS	FINANCIAL YEAR		FINANCIAL YEAR
		Amount		Amount
1	BASIC PROFIT PER ORDINARY SHARE (**)	1.56		$2.09	$
2	BASIC PROFIT PER PREFERENT SHARE (**)	0.00		$0.00	$
3	DILUTED PROFIT PER ORDINARY SHARE (**)	0.00		$0.00	$
4	CONTINUOUS OPERATING PROFIT PER COMMON SHARE (**)	1.56		$2.09	$
5	EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	0.00		$0.00	$
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	0.00		$0.00	$
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	0.00		$0.00	$
8	CARRYNG VALUE PER SHARE	4.83		$4.14	$
9	CASH DIVIDEND ACUMULATED PER SHARE	0.42		$0.40	$
10	DIVIDEND IN SHARES PER SHARE	0.00	Shares	0.00	shares
11	MARKET PRICE TO CARRYING VALUE	3.04	Times	4.00	times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	9.40	Times	7.93	times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00	Times	0.00	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE:TELMEX QUARTER: 3 YEAR:2002

TELEFONOS DE MEXICO, S.A. DE C.V.

DIRECTOR REPORT

ANNEX 1

CONSOLIDATED

Final printing

Third Quarter 2002

  269,858 lines were added during the third quarter raising the total to 14,158,103 lines in service, an annual increase of 8.8%
  At the end of the second quarter, Internet access accounts increased 30.3% with an addition of 85,560 accounts totaling 1,101,618 Internet access accounts
  Line equivalents for data transmission increased 28.3%, totaling 1,840,750 line equivalents in operation

Operating results

Local

During the third quarter, 269,858 lines were added, 17.4% lower than the same period of the previous year and 5.7% lower than second quarter of 2002. For the nine months, 786,524 lines were added, 16.6% lower than the same period of last year. At September 30, 2002, total lines in service were 14,158,103, an annual increase of 8.8%.

Lines with at least one digital service increased 39.4% totaling 4,065,101in the nine months, reflecting penetration of digital services of 28.7% of lines, 6.3% more than the same period of 2001.

In the third quarter, total call traffic decreased 1.0% compared with the same period of last year and 2.9% higher than the second quarter of 2002, totaling 6,550 million calls. For the nine months, total call traffic was 19,189 million, similar to the year-ago level resulting from the decline in economic activity.

Interconnection traffic rose to 5,663 million minutes, 10.9% higher than the third quarter of last year and 7.7% more than the second quarter of 2002.

For the nine months, interconnection traffic totaled 15,829 million minutes, an increase of 11.6% compared with the same period of 2001.

Long distance

In the third quarter, domestic long distance minutes totaled to 3,617 million, 5.0% lower than the third quarter of 2001 and 3.3% higher than the second quarter. For the nine months, domestic long distance traffic totaled 10,616 million minutes, a decrease of 1.0% compared with the same period of the previous year, resulting from the decline in economic activity.

International long distance traffic totaled 1,304 million minutes in the third quarter, 18.7% more than the same period of 2001 and 10.7% lower than the second quarter. For the nine months, International long distance traffic increased 22.8% totaling 4,010 million minutes.

Data

In the third quarter, 4,181 line equivalents for data transmission were added, 97.4% lower than the third quarter of 2001 as a result of a circuit consolidation process with the main telecommunications operators. For the nine months, 266,856 line equivalents were added, 39.0% lower than the same period of last year. At September 30, 2002 TELMEX had 1,840,750 line equivalents for data transmission, an annual increase of 28.3%.

During the quarter, 85,560 Internet access accounts were added, 0.7% higher than the same period of last year and 187.8% higher than the second quarter. For the nine months, 188,491 Internet access accounts were added, 10.9% lower than the same period of last year. At September 30, 2002 TELMEX had 1,101,618 Internet access accounts in operation, 30.3 % more than in 2001.

Even though there was growth in line equivalents, the data market is very competitive and TELMEX is offering packages of products and services in order to maintain the company's position in the market. As a result, revenues generated by the data transmission business for the third quarter were 3,098 million pesos, 1.5% higher than the third quarter of 2001 and 2.5% more than the second quarter. For the nine months, data transmission revenues totaled 8,972 million pesos, 1.8% higher than the same period of the previous year. In the end of the third quarter, the data business contributed 11.1% of TELMEX's total revenues and 10.9% in the nine months.

TELMEX financial results

In the third quarter, total revenues decreased 5.1% compared with the previous year as a result of lower local, interconnection, domestic and international long distance traffic growth rhythm and the reduction of rates in real terms. For the nine months, the decrease was 4.5% compared with the same period of 2001.

Operating costs and expenses increased 5.3% compared with last year's third quarter and for the nine months they increased 0.3%. If costs related with interconnection and depreciation were put aside, costs would show a decrease of 2.4% in the third quarter and 3.0% in the nine months.

This is the result of a reduction in cost of sales and services of 0.4% in the third quarter an increase of 0.1% for the nine months. Commercial, administrative and general expenses decreased 5.3% compared with the same period of last year and for the nine months, they decreased 7.5%.

In the third quarter, EBITDA totaled 14,479 million pesos, a decrease of 9.7% and operating income was 9,206 million pesos, a decrease of 20.9%. For the nine months, EBITDA decreased 8.1% and operating income decreased 12.5%, totaling 43,292 million pesos and 28,403 million pesos, respectively.

In spite of a high level of volatility in the exchange rate during the third quarter, the net impact on the value of the peso was a loss of only 20.5 Mexican cents. In light of that, the company reduced hedges by an average of approximately 2.8 billion dollars related to an exchange rate of 10.07 pesos per dollar. The resulting gain of 265.5 million pesos partially offset losses related to $5.645 billion dollars of foreign-denominated debt. At the end of the quarter, hedges were 2.107 billion dollars.

During the third quarter, comprehensive financing cost had a charge of 1,551 million pesos, resulting from an exchange loss of 896 million pesos and a net interest charge of 1,312 million pesos. The exchange loss was mainly due to the fluctuation of the peso against the dollar, partially offset by hedges made by the company. A gain of 657 million pesos was generated in the monetary position during the quarter. For the nine months, comprehensive financing cost rose to 5,579 million pesos.

Net income for the third quarter was 4,449 million pesos, 7.5% lower than the same period of last year. For the nine months, net income decreased 22.5% compared with the same period of the previous year totaling 14,060 million pesos. TELMEX's earnings per share for the third quarter, based on the number of shares outstanding at period end, were 0.35 pesos, 2.8% lower than the same period of the previous year, and for the nine months were 1.09 pesos, 19.8% lower than the same period of 2001.

Comments on local service financial results

The local service income statement, prepared in accordance with accounting separation principles, shows that revenues for the third quarter decreased 5.3%. The decrease in revenues was mainly due to lower dynamics in local and interconnection traffic, the reduction of interconnection rates and the depreciation of local rates in real terms.

Operating costs and expenses increased 3.2% compared with the third quarter of 2001. The reduction of 3.3% in cost of sales and services and 7.9% reduction in commercial, administrative and general did not offset the effect of the increase of 21.6% in depreciation and 11.1% in interconnection costs, compared with the third quarter of 2001.

EBITDA and operating income decreased 9.4% and 21.2% respectively compared with the same period of the previous year. For the nine months, EBITDA decreased 10.5% and operating income decreased 15.3%.

Comments on long distance financial results

The long distance income statement prepared in accordance with accounting separation principles shows that long distance revenues in the third quarter decreased 10.6% compared with last year's third quarter. The decrease in revenues was due to a lower volume of domestic long distance traffic and the reduction of long distance rates in real terms.

For the nine months, operating costs and expenses increased 1.1% compared with the same period of last year. This increase was mainly due to higher depreciation costs of 29.3% in the third quarter.

EBITDA decreased 21.0% and operating income decreased 31.0% in the third quarter. For the nine months, EBITDA decreased 16.2%. and operating income decreased 22.0%.

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE:TELMEX QUARTER: 3 YEAR:2002

TELEFONOS DE MEXICO, S.A. DE C.V.

FINANCIAL STATEMENT NOTES

ANNEX 2

CONSOLIDATED

Final printing

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT

(FIGURES IN THOUSANDS OF PESOS)

S 12 PLANT, PROPERTY AND EQUIPMENT (NET)

Following, the breakdown is provided for the fixed assets included for the third. quarter of 2002, by the methods of specific index and the NCPI, 5th document.
CONCEPT	INDEX	NCPI	VARIATION

Investment	$253,226,376	$302,254,551	$(49,028,175)
Depreciation	(142,254,879)	(183,434,958)	41,180,079
Construction in process	6,364,120	5,727,008	637,112

Total	117,335,617	124,546,601	(7,210,984)

Results	14,737,594	16,762,111	(2,024,517)

S 18 DEFERRED ASSETS

At September 30, 2002, deferred assets rose to $ 801,508 that is composed mainly by $ 604,168, that correspond to the acquisition of concessions to operate radio spectrum frequency bands to provide fixed wireless and mobile telephony services, that will be amortized in 20 years and the amount of $ 197,340 correspond to goodwill that Teléfonos de México Group recognizes for share acquisitions of Teckmarketing, Aspel and Multicom Nacional; this goodwill will be amortized in 5 years.

S 19 OTHER ASSETS

Other assets rose to $ 8,674,861 and is composed by the following concepts:

INVENTORIES: rose to $ 1,847,043 at September 30, 2002 and $ 1,751,120 in September 2001, that are mainly for the construction and/or maintenance of the telephone plant; these are valuated by average cost method and are updated based on the specific index method.

INTANGIBLE ASSET: for $ 6,827,818 at September 30, 2002 and $ 8,710,875 at September, 2001, is derived by labor obligations in accordance with Bulletin D-3 of the Mexican Institute of Public Accountants. This item does not impact the results.

S 23 AND S 28 BANK LOANS

In this item, supplier's credits are included in bank credits. The suplier's credits are reclassified to bank loans because in this document, sific/ics, long term opening to suplier's does not exist.

S 24 AND S 29 STOCK MARKET LOANS

In June 1999, Teléfonos de México, S.A. de C.V. issued US $ 1 billion of convertible senior debentures due 2004. The debentures bear interest at a 4.25 % per annum and can be convertible to "L" shares ADS's at any time prior to maturity at conversion price of US $ 47.46095.

On January 26 and May 8, 2001, Teléfonos de México, S.A. de C.V., placed senior notes for $1 billion and $500 million dollars, respectively, with maturity in 2006, and an annual interest rate of 8.25%.

S 37 PAID-IN CAPITAL STOCK (NOMINAL)

A) In the extraordinary shareholders meeting that was held on December 6, 1999, a stock restructure was approved in Telmex's series "AA", "A" and "L" shares. Therefore, starting on February 1, 2000, the 2 for 1 split was carried that consist of 2 new shares per each previous outstanding share held.

B) At September 30, 2002, the capital stock is represented by 12,851 million common stock ( 6,425.5 million before the split ) with no nominal value, representative of fixed capital stock suscribed and paid.

S 42 RETAINED EARNINGS AND STOCKHOLDERS' EQUITY RESERVE

At September 30, 2002, this item rose to $ 72,275,648 and is composed by the following concepts:

Legal reserve $ 15,055,797, retained earnings unappropriated $ 80,183,703, adjustment for labor obligations $ (8,473,288), accumulated effect for deferred income tax of $ (12,427,463), deferred income tax by the difference between methods of specific index and the NCPI for $ 4,727,264, and accumulated income D-4 for $ (6,790,365).

On August 7, 2001 the shareholders meeting approved the amount 10,000,000 to repurchase its own shares. This amount is being taken from retained earnings.

From August 8, 2001 to September 30, 2002 the company has repurchased shares for $ 7,816,229 value historic.

S 44 EXCESS (SHORTFALL) IN RESTATEMENT OF STOCKHOLDERS' EQUITY

At September 30, 2002, this item rose to $ (62,379,666) and is composed in the following manner:

Result of the monetary position rose to $ (12,231,372), resulting from non monetary assets of $(50,148,294).

S 73 PENSION FUND AND YEARS OF SERVICE PREMIUM

In this item, the balance of the labor reserve is presented at September 30, 2002, that rose to $ 4,995,693.

COMPREHENSIVE INCOME

At September 30, 2002 Telmex Group is presenting $ 19,605,284 corresponding to comprehensive income, by the application of Bulletin B-4 comprehensive income; and is comprised of the following:
Net Result of the 9 months	14,060,320
Income tax effect deferret in this period	(2,537,706)
Result for retention of non monetary assets	8,979,684
Effect of labor obligations	(897,014)

Comprehensive Income	19,605,284

NOTES TO THE INCOME STATEMENT

R 12 SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES

At September 30, 2002, Teléfonos de México, recognizes in its results a loss of $ 143,894, in the results of associate companies.

R 28 MONETARY POSITION RESULT

At September 30, 2002, Telmex Group had not carried out operations in UDIS.

R 33 DEFERRED INCOME TAX

At September 30, 2002, Telmex Group is recognizing $ (1,597,530), for the application of the Bulletin D-4 "Accounting treatment of income tax, asset tax and employee profit sharing".

STATEMENT OF CHANGES IN THE FINANCIAL POSITION

C 4 Cash flow from change in working capital

In the cash flow from change in working capital item of $1,527,158 in 2002, includes account receivable of $207,363, generated by exchange-rate hedges acquired by the company. It also includes a contribution to the pension trust of $390,624. If these two items are eliminated, the cash flow from change in working capital would be $929,171.

In the cash flow from change in working capital item of $2,575,390 in 2001, includes account receivable of $279.717, generated by exchange-rate hedges acquired by the company. It also includes a contribution to the pension trust of $620,903. If these two items are eliminated, the cash flow from change in working capital would be $1,674,770.

C 39 OTHER ITEMS

The inventories in this item are presented, mainly for the construction and/or maintenance of the telephone plant.

GENERAL NOTE

CONSOLIDATION

The consolidated financial statements include the accounts of Teléfonos de México, S.A. de C.V., and its twenty four subsidiaries and three foreign subsidiaries, of which fully owns its capital stock, except for the domestic subsidiary Aerocomunicaciones, S.A. de C.V. that 80.10 % is owned. The impact of the results of the associate companies are also included.

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE:TELMEX QUARTER 3 YEAR: 2002

TELEFONOS DE MEXICO, S.A. DE C.V.

RELATIONS OF SHARES INVESTSMENTS

ANNEX 3 CONSOLIDATED

Final printing
					TOTAL AMOUNT
COMPANY NAME		MAIN ACTIVITIES	NUMBER	OWNERSHIP	(Thousands of Pesos)
			OF		ACQUISITION	PRESENT
			SHARES	%	COST	VALUE
SUBSIDIARIES

1	Consertel, S.A. de C.V.	Investments in all types of businesses	28,444,797	100	16,374,507	29,912,744
2	Cia. de Telefonos y Bienes Raices, S.A. de C.V.	Real estate acquisition & leasing	1,034,000,000	100	1,040,903	6,706,858
3	Alquiladora de Casas, S.A. de C.V.	Real estate acquisition and leasing	686,001,490	100	702,096	2,937,437
4	Construcciones y Canalizaciones, S.A. de C.V.	Construction & maint. Of telephone plant	28,369,000	100	28,636	481,166
5	Limpieza Tecnica Especializada, S.A. de C.V.	Cleaning Service Company	50	100	49	54
6	Renta de Equipo, S.A. de C.V.	Equipment, vehicles & real estate leasing	29,440,000	100	89,430	136,218
7	Multicomunicacion Integral, S.A. de C.V.	Trunking, sales & installation services	186,000,000	100	137,877	153,733
8	Teleconstructora, S.A. de C.V.	Construction & maint. Of telephone plant	19,400,000	100	19,397	108,847
9	Anuncios en Directorios, S.A. de C.V.	Sale of advertising space in yellow pages	1,081,750	100	1,240	63,400
10	Operadora Mercantil, S.A. de C.V.	Sale agent advertising space in yellow pages	50,000	100	54	1,271
11	Impulsora Mexicana de Telecomunicaciones, S.A. de	Network projects	4,602,225	100	4,602	27,234
12	Fuerza y Clima, S.A. de C.V.	Air conditioning installation & maint.	4,925,000	100	4,944	68,492
13	Telefonos del Noroeste, S.A. de C.V.	Telecommunications services	110,000,000	100	75,279	830,069
14	Aerocomunicaciones, S.A. de C.V.	Aeronautic radiocom. Mobile serv.	44,894,226	80.10	40	160
15	Tecmarketing, .S.A. de C.V.	Telemarketing services	6,850,000	100	138,972	176,161
16	Comertel Argos, S.A. de C.V.	Personnel services	6,000	100	13	2,557
17	Telmex International, Inc.	Holding Company in the U S A.	3	100	172,757	192,616
18	Instituto Tecnologico de Telefonos De Mexico, A.C	Trainning & research services	1,000	100	1	4
19	Buscatel, S.A. de C.V.	Paging services	111,645	100	142,445	242,262
20	Consorcio Red Uno, S.A. de C.V.	Design and integrated telec. Services	167,691,377	100	360,533	516,861
21	Uninet, S.A. de C.V.	Data transmission services	5,647,430	100	564,743	949,880
22	Aerofrisco, S.A. de C.V.	Air Taxi services	3,113,528,600	100	310,871	509,403
23	Telnicx, S.A. de C.V.	Managment of yellow pages	4,865,360	100	6,853	8,686
24	Teninver, S.A. de C.V	Investments in all types of businesses	61,952	100	62	64
25	Grupo Técnico de Administración, S.A. de C.V.	Management, consulting & org. Services	787,262,752	100	3,840,302	3,966,632
26	Telmex Internet Investments, L.L.C	Investments in Internet companies	1,000	100	995,887	1,125,484
27	Telmex Internet, L.L.C.	Investments in Internet companies	1,000	100	280,386	299,453
	Others Subsidiaries ___ (Number of subsidiaries)
	TOTAL INVESTMENT IN SUBSIDIARIES				25,292,879	49,417,746
	ASSOCIATES

1	T1MSN, Corp.	Internet Portal	3,010,850	50	280,386	74,815
2	Technology and Internet , LLC	Investments in Internet companies	500	50	974,989	273,918
3	Tecnology Fund I, LLC	Investments in communications companies	500	50	20,898	15,548
4	Organización Recuperadora de Cartera, S.A. de	Holding telemarketing company in the U.S.A.	459,124,621	45	459,125	475,948
5	Centro Histórico de la Ciudad de México, S.A. d	Real estate services	80,020,000	27.72	80,020	86,201
	Others Associates ____ (Number of associates)
	TOTAL INVESTMENT IN ASSOCIATES				1,815,418	926,430
	OTHER PERMANENT INVESTMENTS					45,059
	T O T A L					50,389,235

NOTES:

A) The number of shares of the company Consertel, S.A. de C.V. are presented in thousands, since this column only allows ten digits.

B) Telmex owns 100% of shares corresponding to the subsidiary Consertel, S.A. de C.V. minus one share.

C) Consertel, S.A. de C.V. owns 100% of the companies from number 2 to 25, except for the domestic subsidiary Aerocomunicaciones, S.A. de C.V. of which 80.10% is owned.

D) The capital contribution in foreign subsidiaries L.L.C., numbers 17, 26 and 27 are presented as membership interest.

E) The acquisition cost of subsidiaries represents the capital stock of each one of them, and includes capitalizations of unapropiated earnings of prior years.

F) The subsidiaries numbers 5, 10 and 24 are not currently in operation.

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE:TELMEX QUARTER: 3 YEAR: 2002

TELEFONOS DE MEXICO, S.A. DE C.V.

PROPERTY, PLANT AND EQUIPMENT

(Thousands of Pesos)

ANNEX 4

CONSOLIDATED

Final printing
					DEPRECIATION	CARRYING VALUE
CONCEPT	ACQUISITION	ACCUMULATED	CARRYING	REVALUATION	ON	(+) REVALUATION
	COST	DEPRECIATION	VALUE		REVALUATION	(-) DEPRECIATION
DEPRECIATION ASSETS
PROPERTY	4,387,629	804,988	3,582,641	17,086,067	8,835,305	11,833,403
MACHINERY	91,174,728	35,101,364	56,073,364	119,000,118	84,300,685	90,772,797
TRANSPORT EQUIPMENT	8,052,928	5,891,080	2,161,848	6,336,302	5,804,788	2,693,362
OFFICE EQUIPMENT	1,435,416	890,461	544,955	783,430	626,208	702,177
COMPUTER EQUIPMENT	0	0	0	0	0	0
OTHER	0	0	0	0	0	0
DEPRECIABLE TOTAL	105,050,701	42,687,893	62,362,808	143,205,917	99,566,986	106,001,739
NO DEPRECIATION ASSETS
GROUNDS	1,006,921	0	1,006,921	3,962,837	0	4,969,758
CONSTRUCTIONS IN PROCESS	5,977,128	0	5,977,128	386,992	0	6,364,120
OTHER	0	0	0	0	0	0
NOT DEPRECIABLE TOTAL	6,984,049	0	6,984,049	4,349,829	0	11,333,878
TOTAL	112,034,750	42,687,893	69,346,857	147,555,746	99,566,986	117,335,617

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE:TELMEX QUARTER: 3

TELEFONOS DE MEXICO, S.A. DE C.V. YEAR:2002

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE

(Thousands of Pesos)

ANNEX 6 CONSOLIDATED

Final printing
	DOLLARS		OTHER CURRENCIES		TOTAL
TRADE BALANCE	THOUSANDS	THOUSANDS	THOUSANDS	THOUSANDS	THOUSANDS
	OF DOLLARS	OF PESOS	OF DOLLARS	OF PESOS	OF PESOS
1. INCOME
EXPORTS	490,765	4,642,726	0	0	4,642,726
OTHER	0	0	0	0	0
TOTAL	490,765	4,642,726	0	0	4,642,726
2. EXPENDITURE
IMPORT (RAW MATERIALS )	0	0	0	0	0
INVESTMENTS	0	0	0	0	0
OTHER	769,211	7,262,857	0	0	7,262,857
TOTAL	769,211	7,262,857	0	0	7,262,857
NET BALANCE	(278,446)	(2,620,131)	0	0	(2,620,131)
FOREIGN MONETARY POSITION
TOTAL ASSETS	1,470,086	14,945,924	0	0	14,945,924
LIABILITIES POSITION	5,648,502	57,426,628	24,865	252,790	57,679,418
SHORT TERM LIABILITIES POSITION	586,975	5,967,602	2,040	20,736	5,988,338
LONG TERM LIABILITIES POSITION	5,061,527	51,459,026	22,825	232,054	51,691,080
NET BALANCE	(4,178,416)	(42,480,704)	(24,865)	(252,790)	(42,733,494)

NOTES:

EXCHANGE RATES USED:

TRADE BALANCE IN FOREIGN EXCHANGE:

THE AVERAGE MONTLY EXCHANGE RATES PUBLISHED BY BANCO DE MEXICO.

ASSETS AND LIABILITIES IN FOREIGN CURRENCY:

EXCHANGE RATES AT END OF THE MONTH.
CURRENCY	AMOUNT	E.R.

DOLLAR (U.S.)	5,648,502	10.1667
FRENCH FRANC (F.F.)	165,623	1.5263

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE:TELMEX QUARTER: 3

TELEFONOS DE MEXICO, S.A. DE C.V. YEAR: 2002

INTEGRATION AND INCOME CALCULATION BY MONETARY POSITION

(Thousands of Pesos)

ANNEX 7 CONSOLIDATED

Final printing
	MONETARY	MONETARY	(ASSET) LIABILITIES	MONTHLY	MONTHLY
MONTH			MONETARY		(PROFIT)
	ASSETS	LIABILITIES	POSITION	INFLATION	AND LOSS

JANUARY	31,027,382	89,301,410	58,274,028	0.92	536,121
FEBRUARY	29,712,167	86,700,530	56,988,363	0.06	(34,193)
MARCH	31,768,376	86,801,951	55,033,575	0.51	280,671
APRIL	32,954,797	86,358,850	53,404,053	0.55	293,722
MAY	33,160,637	83,470,831	50,310,194	0.20	100,620
JUNE	35,284,013	85,812,480	50,528,467	0.49	247,589
JULY	34,942,345	85,451,307	50,508,962	0.29	146,476
AUGUST	36,400,666	84,513,039	48,112,373	0.38	182,827
SEPTEMBER	42,282,717	89,502,062	47,219,345	0.60	283,316
OCTOBER	0	0	0	0.00	0
NOVEMBER	0	0	0	0.00	0
DECEMBER	0	0	0	0.00	0
ACTUALIZATION :					35,329
CAPITALIZATION :					0
FOREIGN CORP. :					0
OTHER					9,207
TOTAL					2,081,685

NOTES:

A) THE MONTH OF FEBRUARY HAD DEFLATION. THE FORMAT SIFIC/ICS DOES NOT ACCEPT NEGATIVE SIGNS IN THE MONTHLY INFLATION COLUMN.

B) IN THIS ANNEX, THE MONTHLY LOSS EFFECT IS PRESENTED WITH A DEBIT.

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE:TELMEX QUARTER:3

TELEFONOS DE MEXICO, S.A. DE C.V. YEAR: 2002

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET

ANNEX 8 CONSOLIDATED

Final printing
FINANCIAL LIMITED BASED IN ISSUED DEED AND /OR TITLE

DOES NOT APPLY

ACTUAL SITUATION OF FINANCIAL LIMITED

DOES NOT APPLY

BONDS AND/OR MEDIUM TERM NOTES CERTIFICATE

DOES NOT APPLY

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE:TELMEX QUARTER:3

TELEFONOS DE MEXICO, S.A. DE C.V. YEAR: 2002

PLANTS, COMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9 CONSOLIDATED

Final printing
PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY	UTILIZATION (%)

NOT AVAILABLE		0	0

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE:TELMEX QUARTER:3

TELEFONOS DE MEXICO, S.A. DE C.V. YEAR: 2002

MAIN RAW MATERIALS

ANNEX 10 CONSOLIDATED

Final printing
DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBS.	COST PRODUCCION (%)

NOT AVAILABLE				0	0

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE:TELMEX QUARTER:3

TELEFONOS DE MEXICO, S.A. DE C.V. YEAR:2002

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

ANNEX 12 CONSOLIDATED

Final printing
NFEA BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED

NFEA BALANCE TO DECEMBER 31 st OF:		2001		63,415,935

Number of shares Outstanding at the Date of the NFEA :				13,164,847,668
( Units)

	ARE THE FIGURES FISCALLY AUDITED?			ARE THE FIGURES FISCALLY

DIVIDENDS PAIDOUT IN THE PERIOD THAT COMES FROM THE NFEA
QUARTER	SERIAL	NUMBER OF SHARES OUTSTANDING	DATE OF SETTLEMENT	AMOUNT
1st.	A, AA y L.	13,076,877,931	31/03/2002	1,608,080

DETERMINATION OF THE NFEA OF THE PRESENT YEAR
NFEA FROM THE PERIOD JANUARY 01 TO SEPTEMBER 30, OF 2002.

FISCAL EARNINGS			0
- DETERMINED INCOME			0
+ DEDUCTED WORKER'S PROFIT			0
- DETERMINED WORKER			0
- DETERMINED RFE			0
- NON DEDUCTABLES			0
NFEA OF PERIOD			0

DETERMINATION OF THE NFEA OF THE PRESENT YEAR
(Present year Information)
NFEA BALANCE TO 30 OF SEPTEMBER OF 2002			64,514,044

Number of shares Outstanding at the Date of NFEA :			12,851,401,331
( Units )

MODIFICATION BY COMPLEMENTARY
NFEA BALANCE TO DECEMBER 31 OF 2001			0

Number of shares Outstanding at the Date of NFEA :			0
( Units )

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE:TELMEX QUARTER:3

TELEFONOS DE MEXICO, S.A. DE C.V. YEAR:2002

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT REINVERTED (NFEAR)

ANNEX 12 A CONSOLIDATED

Final printing
NFEAR BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED

NFEAR BALANCE TO DECEMBER 31 st OF:		2001		13,867,316

Number of shares Outstanding at the Date of the NFEAR:				13,164,847,668
( Units)

	ARE THE FIGURES FISCALLY AUDITED?			ARE THE FIGURES FISCALLY

DIVIDENDS PAIDOUT IN THE PERIOD THAT COMES FROM THE NFEAR
QUARTER	SERIAL	NUMBER OF SHARES OUTSTANDING	DATE OF SETTLEMENT	AMOUNT
2nd.	A, AA y L.	13,029,228,431	30/06/2002	1,789,625
3rd.	A, AA y L.	12,851,401,331	30/09/2002	1,775,975

DETERMINATION OF THE NFEAR OF THE PRESENT YEAR
NFEAR FROM THE PERIOD JANUARY 01 TO SEPTEMBER 30, OF 2002.
FISCAL EARNINGS:
+DEDUCTED WORKERS PROFIT SHARING			0
-DETERMINED INCOME TAX			0
-NON-DEDUCTABLES			0

-(+) EARNINGS (LOSS) FROM FOREING OF PROFIT			0
DETERMINED RFE OF THE FISCAL YEAR			0
- INCOME TAX (DEFERED ISR)			0
* FACTOR TO DETERMINE THE NFEAR			0
NFER FROM THE PERIOD			0

BALANCE OF THE NFEAR AT THE END OF THE PERIOD
NFEAR BALANCE TO 30 OF SEPTEMBER OF 2002			6,178,204
Number of shares Outstanding at the Date of the NFEAR			12,851,401,331
( Units )

MODIFICATION BY COMPLEMENTARY
NFEAR BALANCE TO DECEMBER 31 OF 2001			0
Number of shares Outstanding at the Date of NFEA :			0
( Units )

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE:TELMEX QUARTER:3

TELEFONOS DE MEXICO, S.A. DE C.V. YEAR:2002

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF SHARES

CONSOLIDATED

Final printing
	NOMINAL	VALID	NUMBER OF SHARES				CAPITAL STOCK
SERIAL	VALUE	CUPON	FIXED	VARIABLE		PUBLIC	(Thousands of Pesos)
			PORTION	PORTION	MEXICAN	SUBSCRIPTION	FIXED	VARIABLE
A	0.025		297,581,540	0		297,581,540	7,440	0
AA	0.025		4,136,480,585	0	4,136,480,585	0	103,412	0
L	0.025		8,417,339,206	0		8,417,339,206	210,433	0
TOTAL	0.025		12,851,401,331	0	4,136,480,585	8,714,920,746	321,285	0

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION:
	12,851,401,331
SHARES PROPORTION BY:
CPO'S :
UNITS':
ADRS's :
GDRS's :
ADS's :
GDS's :

	REPURCHASED OWN SHARES

		NUMBER OF	MARKET VALUE OF THE SHARE
	SERIAL	SHARES	AT REPURCHASE		AT QUARTER

	L	313,446,337	14.63760		14.66030

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE:TELMEX QUARTER:3

TELEFONOS DE MEXICO, S.A. DE C.V. YEAR:2002

CONSOLIDATED

Final printing

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE INFORMATION.

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE PERIOD FROM 1 OF JANUARY TO 30 OF SEPTEMBER OF 2002 AND 2001 IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANK AND STOCK COMMISION (COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR OF THE PREVIOUS YEAR.

ING. ADOLFO CEREZO PEREZ	C.P. EDUARDO ROSENDO GIRARD
CHIEF FINANCIAL OFFICER	COMPTROLLER

MEXICO, D.F., AT OCTOBER 29 OF 2002.

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE:TELMEX QUARTER: 3 YEAR:2002

TELEFONOS DE MEXICO, S.A. DE C.V.

INFORMACION GENERAL

DATOS GENERALES DE LA EMISORA
RAZON SOCIAL:	TELEFONOS DE MEXICO, S.A. DE C.V.
DOMICILIO:	PARQUE VIA 198,
COLONIA:	CUAUHTEMOC
CODIGO POSTAL:	06599
CIUDAD Y ESTADO:	MEXICO, D.F.
TELEFONO:	52 22 12 12
FAX:
E-MAIL:
DIRECCION INTERNET:

DATOS FISCALES DE LA EMISORA
RFC EMPRESA:	TME 840315KT6
DOMICILIO FISCAL:	PARQUE VIA 198,
COLONIA:	CUAUHTEMOC
C. POSTAL:	06599
CIUDAD Y ESTADO::	MEXICO, D.F.

RESPONSABLE DE PAGO
NOMBRE:	C.P. EDUARDO ROSENDO GIRARD
DOMICILIO:	PARQUE VIA 198 - 5 PISO OFICINA 501
COLONIA:	CUAUHTEMOC
C. POSTAL:	06599
CIUDAD Y ESTADO::	MEXICO, D.F.
TELEFONO:	52 22 53 95
FAX:	52 50 80 54
E-MAIL:

DATOS DE LOS FUNCIONARIOS
PUESTO BMV	PRESIDENTE DEL CONSEJO DE ADMINISTRACION
PUESTO:	PRESIDENTE DEL CONSEJO DE ADMINISTRACION
NOMBRE:	ING. CARLOS SLIM HELU
DOMICILIO:	AV. PASEO DE LAS PALMAS NO. 750,
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO::	MEXICO, D.F.
TELEFONO:	56 25 49 00
FAX:	55 20 15 10
E-MAIL:

PUESTO BMV	DIRECTOR GENERAL
PUESTO:	DIRECTOR GENERAL
NOMBRE:	ING. JAIME CHICO PARDO
DOMICILIO:	PARQUE VIA 190 - 10 PISO OFICINA 1001,
COLONIA:	CUAUHTEMOC
C. POSTAL:	06599
CIUDAD Y ESTADO::	MEXICO, D.F.
TELEFONO:	55 46 15 46 & 52 22 51 52
FAX:	57 05 00 39
E-MAIL:

PUESTO BMV	DIRECTOR DE FINANZAS
PUESTO:	DIRECTOR DE FINANZAS Y ADMINISTRACION
NOMBRE:	ING. ADOLFO CEREZO PEREZ
DOMICILIO:	PARQUE VIA 190 - 10 PISO OFICINA 1016,
COLONIA:	CUAUHTEMOC
C. POSTAL:	06599
CIUDAD Y ESTADO::	MEXICO, D.F.
TELEFONO:	52 22 57 80 & 52 22 51 44
FAX:	52 55 15 76
E-MAIL:

PUESTO BMV	RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIM.
PUESTO:	SUBDIRECTOR DE CONTRALORIA
NOMBRE:	C.P. EDUARDO ROSENDO GIRARD
DOMICILIO:	PARQUE VIA 198 - 5 PISO OFICINA 501,
COLONIA:	CUAUHTEMOC
C. POSTAL:	06599
CIUDAD Y ESTADO::	MEXICO, D.F.
TELEFONO:	52 22 53 95
FAX:	52 50 80 54
E-MAIL:

PUESTO BMV	2do. RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIM.
PUESTO:	GERENTE DE INTEGRACION CONTABLE CORPORATIVA
NOMBRE:	C.P. WALTERIO FLORES ARIAS
DOMICILIO:	PARQUE VIA 198 - 5 PISO OFICINA 503,
COLONIA:	CUAUHTEMOC
C. POSTAL:	06599
CIUDAD Y ESTADO::	MEXICO, D.F.
TELEFONO:	52 22 18 03 & 52 22 18 04
FAX:	57 05 07 29
E-MAIL:

PUESTO BMV	RESPONSABLE DEL AREA JURIDICA
PUESTO:	DIRECTOR JURIDICO
NOMBRE:	LIC. SERGIO MEDINA NORIEGA
DOMICILIO:	PARQUE VIA 190 - 2 PISO OFICINA 202,
COLONIA:	CUAUHTEMOC
C. POSTAL:	06599
CIUDAD Y ESTADO::	MEXICO, D.F.
TELEFONO:	52 22 14 25 & 52 22 57 42
FAX:	55 46 43 74
E-MAIL:

PUESTO BMV	SECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO:	SECRETARIO DEL CONSEJO DE ADMINISTRACION
NOMBRE:	LIC. SERGIO MEDINA NORIEGA
DOMICILIO:	PARQUE VIA 190 - 2 PISO OFICINA 202,
COLONIA:	CUAUHTEMOC
C. POSTAL:	06599
CIUDAD Y ESTADO::	MEXICO, D.F.
TELEFONO:	52 22 14 25 & 52 22 57 42
FAX:	55 46 43 74
E-MAIL:

PUESTO BMV	RESPONSABLE DE INFORMACION A INVERSIONISTAS
PUESTO:	GERENTE DE RELACION CON INVERSIONISTAS
NOMBRE:	LIC. ALEJANDRO MARTINEZ ALTAMIRANO
DOMICILIO:	PARQUE VIA 198 - 7 PISO OFICINA 701,
COLONIA:	CUAUHTEMOC
C. POSTAL:	06599
CIUDAD Y ESTADO::	MEXICO, D.F.
TELEFONO:	57 03 39 90
FAX:	55 45 55 50
E-MAIL:

PUESTO BMV	ACREDITADO PARA ENVIO DE INFORMACION VIA EMISNET
PUESTO:	SUBDIRECTOR DE CONTRALORIA
NOMBRE:	C.P. EDUARDO ROSENDO GIRARD
DOMICILIO:	PARQUE VIA 198 - 5 PISO OFICINA 501,
COLONIA:	CUAUHTEMOC
C. POSTAL:	06599
CIUDAD Y ESTADO::	MEXICO, D.F.
TELEFONO:	57 22 53 95
FAX:	52 50 80 54
E-MAIL:

PUESTO BMV	ACREDITADO PARA ENVIO DE EVENTOS RELEVANTES VIA EMISNET
PUESTO:	GERENTE DE VALORES
NOMBRE:	ACT. TERESA CURRIELCHE CRUZ
DOMICILIO:	PARQUE VIA 198 - 2 PISO OFICINA 201,
COLONIA:	CUAUHTEMOC
C. POSTAL:	06599
CIUDAD Y ESTADO::	MEXICO, D.F.
TELEFONO:	52 22 55 34
FAX:	52 54 59 55
E-MAIL: